Exhibit 99.1

ASX ANNOUNCEMENT

24 February 2023

RESULTS OF EGM

Sydney, 24 February 2023 – Kazia Therapeutics Limited (NASDAQ: KZIA; ASX: KZA), an oncology-focused drug development company, is pleased to announce the results of the EGM held today at 3pm in the Company’s offices. All resolutions were carried, and the results are attached.

ENDS

About Kazia Therapeutics Limited

Kazia Therapeutics Limited (NASDAQ: KZIA; ASX: KZA) is an oncology-focused drug development company, based in Sydney, Australia.

Our lead program is paxalisib, a brain-penetrant inhibitor of the PI3K / Akt / mTOR pathway, which is being developed to treat multiple forms of brain cancer. Licensed from Genentech in late 2016, paxalisib is or has been the subject of ten clinical trials in this disease. A completed phase II study in glioblastoma reported promising signals of efficacy in 2021, and a pivotal study for registration, GBM AGILE, is ongoing, with final data expected in CY2023. Other clinical trials are ongoing in brain metastases, diffuse midline gliomas, and primary CNS lymphoma, with several of these having reported encouraging interim data.

Paxalisib was granted Orphan Drug Designation for glioblastoma by the US FDA in February 2018, and Fast Track Designation for glioblastoma by the US FDA in August 2020. In addition, paxalisib was granted Rare Pediatric Disease Designation and Orphan Designation by the US FDA for DIPG in August 2020, and for atypical teratoid / rhabdoid tumours (AT/RT) in June 2022 and July 2022, respectively.

Kazia is also developing EVT801, a small-molecule inhibitor of VEGFR3, which was licensed from Evotec SE in April 2021. Preclinical data has shown EVT801 to be active against a broad range of tumour types and has provided compelling evidence of synergy with immuno-oncology agents. A phase I study commenced recruitment in November 2021.

For more information, please visit www.kaziatherapeutics.com or follow us on Twitter @KaziaTx.

Kazia Therapeutics Limited

Extraordinary General Meeting

Friday, 24 February 2023

Results of Meeting

The following information is provided in accordance with section 251AA(2) of the Corporations Act 2001 (Cth) and ASX Listing Rule 3.13.2.

Resolution details		Instructions given to validly appointed proxies (as at proxy close)				Number of votes cast on the poll (where applicable)			Resolution Result
Resolution	Resolution Type	For	Against	Proxy’s Discretion	Abstain	For	Against	Abstain*	Carried / Not Carried
1. Ratification of Prior Issue of Atm Shares under Listing Rule 7.1A	Ordinary	40,046,080 81.66%	8,761,171 17.86%	236,149 0.48%	143,981	40,987,091 82.39%	8,761,171 17.61%	143,981	Carried
2. Ratification of Prior Issue of Tranche 1 Placement Shares under listing rule 7.1	Ordinary	18,447,640 73.14%	6,537,485 25.92%	236,149 0.94%	23,966,107	19,388,651 74.78%	6,537,485 25.22%	23,966,107	Carried
3. Ratification of Prior Issue of Tranche 1 Placement Shares under listing rule 7.1A	Ordinary	18,372,387 72.84%	6,582,128 26.10%	266,149 1.06%	23,966,717	19,343,398 74.61%	6,582,128 25.39%	23,966,717	Carried
4. Approval to Issue Tranche 2 Placement Shares under listing rule 7.1	Ordinary	18,256,856 72.52%	6,681,148 26.54%	236,149 0.94%	24,013,228	19,197,867 74.18%	6,681,148 25.82%	24,013,228	Carried

*	Votes cast by a person who abstains on an item are not counted in calculating the required majority on a poll.